Mail Stop 4561

August 25, 2005

John R. MacDonald
Chief Financial Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

RE:	Ameritrade Holding Corporation
Form 10-K for Fiscal Year Ended September 24, 2004
Filed December 9, 2004
File No. 000-49992

Dear Mr. MacDonald,

	We have reviewed your letter filed on July 22, 2005 and have the following comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 16. Derivative Financial Instruments and Hedging Activities, page 59

1. Please describe the initial arrangement with the counterparty related to your prepaid forward variable contracts, including all significant terms. If there was a signed contract documenting the initial arrangement, please provide us with a copy.

2. Please tell us the number of individual prepaid variable forward contracts entered into related to the 7.9 million Knight shares and describe how the hedged price was determined for each contract. For example, we note that in Tranche 1 the floor price of the forward contract appears to equal the hedged price ($4.7700). We would expect that with a zero cost collar the floor price would be below the hedged price.

3. Please tell us whether you entered into a separate prepaid variable forward contract and documented a separate hedge relationship for each date within the hedging periods (i.e. for Tranche 2 dates between 2/28/03 and 3/31/03).

4. Please provide the contemporaneous hedge documentation prepared for the prepaid forward variable contracts entered into on February
28, 2003, March 21, 2003 and May 30, 2003. If contracts were not entered into during each day specified above, please provide the documentation for the next day in which a contract was entered into.

5. Please confirm that you considered each individual prepaid variable forward contract to be a zero cost collar.

6. Please tell us how often you received cash from the counterparty related to your prepaid variable forward contracts.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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John R. MacDonald
Ameritrade Holding Corporation
August 25, 2005
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